CONNAUGHT (U.S.) LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70323

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01-01-2025**   AND ENDING **12-31-2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Connaught (U.S.) LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

170 Piccadilly, 6th Floor (West)

(No. and Street)

London   **W1J 9EJ**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Huelin   **+44 20 7042 8097**   **JH@connaught.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP

(Name – if individual, state last, first, and middle name)

4 Tower Place, Executive Park   **NY**   **12203**

(Address)   (City)   (State)   (Zip Code)

7/1/2004   **1195**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>James Huelin</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Connaught (U.S.) LLC</u>, as of <u>December 31,</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *James Huelin*

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONNAUGHT (U.S.) LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Connaught (U.S.) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Connaught (U.S.) LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Connaught (U.S.) LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Connaught (U.S.) LLC's management. Our responsibility is to express an opinion on Connaught (U.S.) LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Connaught (U.S.) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Connaught (U.S.) LLC's auditor since 2020.

Albany, New York
February 27, 2026

CONNAUGHT (U.S.) LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

<u>ASSETS</u>

Cash and cash equivalents	$	4,941,887
Restricted cash		418,797
Accounts receivable		637,520
Due from affiliate		32,040
Deferred tax assets, net		702,751
Income tax receivable		1,174
Property, plant and equipment		36,610
Operating lease right-of-use assets		2,019,986
Prepaid expenses and other assets		67,349
TOTAL ASSETS	$	8,858,114

<u>LIABILITIES & MEMBER'S EQUITY</u>

Liabilities:

Accounts payable and accrued expenses	$	2,509,643
Operating lease liabilities		2,364,035
Income tax payable		94,258
Due to affiliate		508,946
TOTAL LIABILITIES		5,476,882
Member's equity		3,381,232
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,858,114

See notes to statement of financial condition

CONNAUGHT (U.S.) LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

CONNAUGHT (U.S.) LLC (the "Company") was formed on March 10, 2017 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") effective May 1, 2021.

The Company is engaged in securities and investment banking activities whereby it performs transaction-related, private placements of securities, mergers and acquisitions advisory services, and acts as the U.S. chaperoning broker-dealer for foreign broker-dealers, solely for private placements and mergers and acquisitions, pursuant to SEC Rule 15a-6(a)(3).

The Company has various intercompany agreements, including expense sharing and 15a-6 service agreements with CONNAUGHT (UK) LTD (the "UK Affiliate"). The Company also has intercompany revenue share agreement with CONNAUGHT (EU) B.V. (the "EU Affiliate"). All are wholly owned by Connaught International Ltd (the "Parent").

Securities and Exchange Commission Footnote 74 Exemption Status
The Company is a "Non-Covered" Firm under Footnote 74 of SEC Release 34-70073. The Company does not directly, or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)2 of Rule 15c204. The Company does not carry accounts of customers and does not carry proprietary accounts as defined in SEC Rule 15c3-3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents
The Company at times maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted cash
As of December 31, 2025, the Company maintained an interest bearing collateral cash account of $418,797 to secure a letter of credit on its current New York office lease. The interest bearing collateral cash account is recorded as restricted cash on the Statement of Financial Condition.

See Report of Independent Registered Public Accounting Firm

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Flow

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition as of December 31, 2025 that sum to the total of the same such amounts shown on the Statement of Cash Flows.

Cash and cash equivalents	$	4,941,887
Restricted cash		418,797
Total cash, cash equivalents, and restricted cash		
shown on the statement of cash flows	$	5,360,684

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") when the following criteria are met: (a) a contract with a customer has been identified, (b) the performance obligations in the contract have been identified, (c) the transaction price has been determined, (d) the transaction price has been allocated to each performance obligations in the contract, and (e) the Company has satisfied the applicable performance obligation.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's revenues are derived from the following activities:

Advisory Fees:

Advisory revenue is earned upon the successful completion of capital raising activity and other strategic advisory matters.

Private Placement Fees:

Placement fee revenues are attributable to capital raising on financial sponsors. Revenue for private placements and capital raising transactions is generally recognized when the underlying transaction is completed under the terms of each assignment or engagement, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital commitments. If, in the Company's judgment, collection of a fee is not probable, the Company will not recognize revenue until the uncertainty is removed.

Retainer Fees:

In accordance with the services agreement with the Affiliate, the Company facilitates certain securities transactions between the Affiliate and major US institutional investors in compliance with Rule 15a-6.

<u>Fair Value Hierarchy</u>

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining fair value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The recorded amounts of cash equivalents, restricted cash, other assets, accounts payable, accrued expenses, and due to affiliate approximate their fair value due to the short-term nature of these financial assets and liabilities.

Lease
The Company follows FASB ASC 842, Leases, which requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right of use asset (ROU) and a lease liability and the disclosure of key information pertaining to leasing arrangements.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company is a party to an expense sharing agreement with Connaught (UK) Limited dated November 11, 2019 and subsequently revised, effective December 1, 2023. Connaught (UK) Limited provides the Company with certain services and allocates the expenses in the area of administrative, facility, salary, and other back-office services.

In accordance with the services agreement with Connaught (UK) Limited dated January 1, 2021 (and subsequently amended, effective July 25, 2024), the Company facilitates certain securities transactions between Connaught (UK) Limited and major US institutional investors in compliance with Rule 15a-6.

The Company and Connaught (UK) Limited also have a fee sharing agreement dated January 1, 2021 (and subsequently amended, effective July 25, 2024), which allows for the sharing of revenues based on the level of effort and headcount contributed to certain relevant transactions.

At December 31, 2025, the Company has a payable of $508,946 owed to the Affiliate related to the expense sharing agreement costs incurred, revenues allocated to the Affiliate, partially offset by revenue and expenses allocated from the Affiliate in accordance to the expense and fee sharing agreements.

The Company and Connaught (EU) B.V. also have a fee sharing agreement effective July 25, 2024, which allows for the sharing of revenues based on the level of effort and headcount contributed to certain relevant transactions. At December 31, 2025, the Company has a receivable of $32,040 owed by the EU Affiliate related from the revenues allocated from the EU Affiliate in accordance to the fee sharing agreement.

See Report of Independent Registered Public Accounting Firm

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2025, the Company had net Capital of $1,769,443, with an excess net capital of $1,538,983 over their requirement of $230,460.

NOTE 5   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. For the year ended December 31, 2025, the Company's revenues from advisory and private placement fees allocated via fee sharing agreement with the Affiliate were from 20 clients, the largest accounting for 14% from one client and 13% from another client.

NOTE 6   RETIREMENT BENEFITS

The Company has a 401(k) plan covering all employees meeting certain eligible requirements. Contributions to the plan approximated $151,135 in 2025.

NOTE 7   INCOME TAXES

The Company has elected to be taxed as a C Corporation, therefore, earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes assets, net is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax assets, net will not be realized, a valuation allowance is recorded. Most of the deferred tax assets, net balance is related to timing differences, resulting from accrued expenses and origination costs.

Effective for the year ended December 31, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The amendments enhance the transparency of income tax disclosures. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

NOTE 7   INCOME TAXES (CONTINUED)

The Company's expected tax provision based on the statutory rate is reconciled as follows:

	Year Ended December 31, 2025
US Federal statutory rate	21.00%
State income tax, net of federal benefit	8.12%
Adjustments to deferred tax assets, net	149.73%
Income tax expense (benefit) effective tax rate	178.85%

The Company's deferred tax assets, net consisted of the effects of temporary differences attributable to the following:

	December 31, 2025
Deferred tax assets	
Property and equipment	$ 653,730
Bonus accrual	688,545
Total deferred tax assets	1,342,275
Deferred tax liability	
Net operating loss carryforwards	44,774
Bonus accrual	6,412
Right of use asset	588,338
Total deferred tax liability	639,524
Deferred tax assets, net	$ 702,751

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

NOTE 8   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's Financial Statements.

NOTE 9   LEASE

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the balance sheet. The Company had no finance leases during 2025.

Operating lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to us. Right of use assets are recognized based on the initial present value of the fixed lease payments. Lease assets are tested for impairment in the same manner as long lived assets used in operations. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

In 2024, the Company entered into a lease agreement for office space in New York City. This lease term commenced in February 2024 and expires in November 2031.

Future minimum commitments under the current lease agreement as of December 31, 2025 are as follows:

Year Ending December 31,		
2026	$	491,116
2027		496,028
2028		500,988
2029		508,245
2030		538,042
2031		497,723
Total minimum payments required		3,032,142
Less imputed interest		(668,107)
Total operating lease liability	$	2,364,035

Supplemental information related to the operating lease as of December 31, 2025 are as follows:

Weighted average remaining lease term: 71 months

Weighted average discount rate: 8.5%

On December 31, 2025, the operating lease ROU asset amounted to $2,019,986 and the operating lease liability amounted to $2,364,035.

NOTE 10   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including transaction-related, private placements of securities, mergers and acquisitions advisory services, and acts as the U.S. chaperoning broker-dealer for foreign broker-dealers, solely for private placements and mergers and acquisitions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 14% of its total revenues from a client and 13% from another client in 2025.

NOTE 11   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statements are issued and determined there are no additional subsequent events requiring adjustments to or disclosure to in the financial statements.